Michael S. Krome, Esq.
Attorney-at-Law
8 Teak Court
Lake Grove, New York 11755

Tel.:	(631) 737-8381
Fax:	(631) 737-8382
email:	michael@kromelaw.com

Cheryl A. Krome
Ronald Krome
Legal Assistants

March 24, 2008

Pamela Long, Esq.
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Reference: Custom Automated Systems, Inc.
  Registration Statement on Form S-1
  Filed: February 12, 2008
  File No. 333-149194

Dear Ms. Long:

Enclosed herewith for filing on behalf of Custom Automated Systems, Inc. (the “Company”), pursuant to the Securities Exchange Act of 1933, as amended, please find the Company’s Amendment No. 1 to its Registration Statement on Form S-1, marked to show the changes to the Company’s Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on February 12, 2008.

We received your letter of March 10, 2008, containing comments prepared by the Staff of the Division of Corporation Finance of the Securities and Exchange Commissions, which pertain to the Registration Statement, and we hereby submit the following responses to the numbered comments.

Michael S. Krome, Esq.
Re:  Response Letter to Securities and Exchange Commission Comment letter of March 10, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
March 24, 2008

Comment

1.  We note that you are registering the resale of 2,157,000 shares held by selling stockholders, of which 1,625,000 of these shares are being offered by your president and executive vice president and 500,000 shares are being offered by a 23% shareholder. Your offering appears to be an “at the market offering of equity securities by or on behalf of the registrant” under Rule 415(a)(4) of Regulation C. Because you are not qualified to conduct an offering “at the market,” please revise the terms of your offering to provide that all offers and sales will be made at a disclosed fixed price for the duration of the offering, as would be required in a direct primary offering, and identify the selling shareholders as underwriters.

Response

We have removed the 1,010,000 shares of the president and executive vice-president from the Registration Statement. This has reduced the total number of shares being registered to 1,025,000 shares of common stock.

2.  We note that Mr. Ruediger Albrecht was the sole officer and director of Isdera, North America, Inc., which filed a Registration Statement that became effective in May 2007. The Company stated in the filing, “[w]e have no intention at this time to seeking any joint venture, strategic alliance or business acquisitions for the foreseeable future.” Disclosure in the Registration Statement indicated that the Registrant was committed to a business plan. Subsequently, within five months after the effective date of the Registration Statement, Isdera filed a Form 8-K Report announcing the sale of its stock; the change in control of the Isdera, and the Resignation of Mr. Albrecht.

We also note:

•	You are a development stage company and your stock is penny stock.

•	You have not yet commenced operations.

•	You have no revenues, contracts, or agreements with customers or suppliers and have conducted little business activity other than raising initial capital and filing this Registration Statement.

•	You have no employees and no assets, except for $55 in cash.

•	You win be unable to implement your business plan without substantial additional funding.

•	Your Registration Statement contains very general disclosure related to the nature of your business plan.

Michael S. Krome, Esq.
Re:  Response Letter to Securities and Exchange Commission Comment letter of March 10, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
March 24, 2008

Given these facts and disclosure in the pending Registration Statement, it appears that Custom Automated Systems is a blank-check company. Therefore, please comply with Rule 419 of Regulation C under the Securities Act of 1933. Also identify other registration statements filed by companies controlled by Mr. Albrecht where they have not implemented business plans described in their offering documents. Indicate which companies are now viable or dormant entities. Indicate which businesses have been modified and restarted from that described their offering document. Also note which companies are still actively reporting companies with the Commission.

Response

It is the belief of Custom Automated Systems, Inc., that it is not a blank-check company, as the Company has a specific defined business plan, and is not seeking an acquisition. While the Company is not currently conducting operations, it has operated with this business plan in the past, and is seeking to operate in the same business in the future. The management has experience with the type of operations set forth as its business. In addition, while additional capital is necessary for the Company to implement its business plan, the amount needed is not significant in terms of the offering to be conducted. The disclosure sets forth in a general manner the nature of the services to be offered so that the Company is not limited to a specific niche. It is the belief of the Company that is does not fall under Rule 419 of Regulation C.

Mr. Albrecht is not involved with any other public companies, other than Custom Automated Systems, Inc., and previously Isdera, North America, Inc. There are no other Registration Statements that Mr. Albrecht is involved with, nor any other companies controlled by him where the business plan was not able to be implemented, and finally, non-companies where the business have been modified and restarted from that described in their offering document. With respect to Isdera, North America, Inc., the business plan was not able to be implemented due to the current downturn in economic circumstances.

Financial Statements

3.  Update the financial statements and related information to include the second quarter ended December 31, 2007.

Response

Amendment No. 1 to the Registration Statement on Form S-1 includes updated financial statements and related information for the second quarter ended December 31, 2007.

Michael S. Krome, Esq.
Re:  Response Letter to Securities and Exchange Commission Comment letter of March 10, 2008, for Registration Statement on Form S-1, for Custom Automated Systems, Inc.
March 24, 2008

This letter responds to all comments contained in your letter of March 10, 2008. We are requesting that your office expedite the review of this amendment as much as possible.

If you have any questions, please do not hesitate to call me at 631-737-8381.

Very truly yours,

/s/
Michael S. Krome

cc: Custom Automated Systems, Inc.